Important Notice: Investors are strongly urged to read the legal disclaimer at the end of this presentation Universal Music Group Investor Presentation October, 2005 London

Doug Morris - Chairman & CEO and Member of Vivendi Universal Management Board Zach Horowitz - President & COO Lucian Grainge - Chairman & CEO, UMGI Nick Henny - Vice Chairman & CFO

Overview

Universal Music Group Operating Results 1st Half 2005 Comparable basis illustrates the effect of the divestiture of UMG's Music Clubs in the U.K. and France as if they occurred as of January 1st, 2004.

Universal Music Group 2004 Global Market Shares Source: IFPI

Universal Music Group 1999 2000 2001 2002 2003 2004 UMG 0.217 0.229 0.235 0.253 0.234 0.255 UMG Global Market Share Source: IFPI

U.S. Nielsen SoundScan Total Album Market Share 1st Half 2005 U.K. Official U.K. Chart Company Total Album Market Share 1st Half 2005 Universal Music Group Source: Nielsen SoundScan period ending 7.3.05 Source: The Official U.K. Chart Company

U.S. Nielsen SoundScan Current Album Market Share 1st Half 2005 Nielsen SoundScan Best Sellers 1st Half 2005 Universal Music Group Source: Nielsen SoundScan period ending 7.3.05 Units Millions 50 Cent 4.0 Mariah Carey 2.3 The Game 2.1 Green Day 1.9 Kelly Clarkson 1.6 Gwen Stefani 1.5 Coldplay 1.4 The Killers 1.3 NOW 18 1.2 Eminem 1.2 Source: Nielsen SoundScan period ending 7.3.05

Universal Music Group Source: Billboard

Universal Music Group

VIVENDI UNIVERSAL

Roster of Superstars

3 Doors Down	D-12	Toby Keith	Scissor Sisters
50 Cent	DMX	The Killers	Raul Seixas
Akon	Dr Dre	Mark Knopfler	Shaggy
Alien Ant Farm	Eminem	Diana Krall	Ashlee Simpson
All American Rejects	Eve	Lifehouse	Slipknot
India Arie	Masaharu Fukuyama	Limp Bizkit	Will Smith
Ashanti	Nelly Furtado	LL Cool J	Snoop Dogg
Audioslave	G Unit	Lindsay Lohan	Snow Patrol
Erykah Badu	Gabrielle	Ludacris	St. Lunatics
Lloyd Banks	The Game	Marilyn Manson	Gwen Stefani
Beck	Godsmack	Michael McDonald	Sting
Daniel Bedingfield	Johnny Hallyday	Metallica	George Strait
Bee Gees	Hoobastank	Musiq	Sugababes
Black Eyed Peas	Enrique Iglesias	Nelly	Sum 41
Mary J. Blige	Ja Rule	Nickelback	t.A.T.u.
Blink 182	Jadakiss	Nine Inch Nails	Texas
Bloodhound Gang	Jay Z	No Doubt	Obie Trice
Andrea Bocelli	Jimmy Eat World	Zeca Pagodinho	Shania Twain
Bon Jovi	Elton John	Florent Pagny	U2
Calogero	Jack Johnson	Gerald de Palmas	Hikaru Utada
CamRon	JoJo	Papa Roach	Weezer
Mariah Carey	Juanes	Puddle of Mudd	Kanye West
Vanessa Carlton	Kaiser Chiefs	Queens of the	Hayley Westenra
Sheryl Crow	Keane	Stone Age	Lee Ann Womack
Jamie Cullum	Ronan Keating	Rammstein	Young Buck

Note: A sample of artists whose new album release has had sales in excess of 1 million units in the past 5 years

10

Recorded Music

United States #1 music market, with 36% of global sales in 2004 Retail music market value of $12.2 billion Domestic repertoire 93% Industry performance by retail value: (Local currency) 2002 -8.2% 2003 -6.0% 2004 +2.6% 2005 (1st Half UMG est.) -5.3% Universal Music 2004 sales: €1,837m Universal Music 2004 market share: #1 with 32.5% (27.8% 2003) Source: IFPI, UMG Market Share 2004

United Kingdom Market Share 2004 Source: IFPI, UMG #3 music market, with 10% of global sales in 2004 Retail music market value of $3.5 billion Domestic repertoire 51% Industry performance by retail value: (Local currency) 2002 -2.2% 2003 +0.1% 2004 -1.6% 2005 (1st Half UMG est.) -4.0% Universal Music 2004 sales: € 662m includes € 80m for Britannia Music Club Universal Music 2004 market share: #1 with 29.5% (25.9% 2003)

United Kingdom UK Signed Acts Broken In Last 3 Years Units Millions For the period ended December 31, 2004

France Market Share 2004 Source: IFPI, UMG #5 music market, with 6% of global sales in 2004 Retail music market value of $2.0 billion Domestic repertoire 63% Industry performance by retail value: (Local currency) 2002 +4.1% 2003 -14.4% 2004 -14.8% 2005 (1st Half UMG est.) -2.7% Universal Music 2004 sales: €515m includes €90m for DIAL music club Universal Music 2004 market share: #1 with 35.1% (34.1% 2003)

Japan Market Share 2004 Source: IFPI, UMG #2 music market, with 15% of global sales in 2004 Retail music market value of $5.2 billion Domestic repertoire 72% Industry performance by retail value: (Local currency) 2002 -9.3% 2003 -9.2% 2004 -1.8% 2005 (1st Half UMG est.) -9.2% Universal Music 2004 sales: €379m Universal Music 2004 market share: #1 of international major music groups with 12.2% (13.0% 2003)

Germany Market Share 2004 Source: IFPI, UMG #4 music market, with 6% of global sales in 2004 Retail music market value of $2.1 billion Domestic repertoire 49% Industry performance by retail value: (Local currency) 2002 -7.9% 2003 -17.9% 2004 -4.2% 2005 (1st Half UMG est.) -5.8% Universal Music 2004 sales: €320m Universal Music 2004 market share: #2 with 24.7% (24.3% 2003)

Music Publishing

Universal Music Publishing Group 2004 Global Market Shares Source: UMPG estimates using Music & Copyright Data All Indies

Universal Music Publishing Group


ABBA


PAUL SIMON





U2	Gloria Estefan	Anastacia
Paul Simon	Prince	3 Doors Down
Shania Twain	Diana Krall	The Corrs
Bon Jovi	Andre Rieu	Chemical Brothers
50 Cent	Avril Lavigne	Blink-182
Mary J. Blige	No Doubt	Franz Ferdinand
Leonard Bernstein	Elton John	Bernie Taupin
Henry Mancini	The Killers	Dave Grohl
Mariah Carey	Twista	Ludacris

American Pie - Strangers in the Night - Girl From Ipanema - Good Vibrations - I Want to Hold Your Hand - Candle in the Wind - I Will Survive - Sitting on the Dock of the Bay - Your Song - It's My Life - The First Cut is the Deepest - In Da Club - A Thousand Miles - Toxic - Born to be Wild - Heaven – Who Wants to be a Millionaire - Should I Stay or Should I Go - California Dreamin' - Mrs. Robinson - I Believe in a Thing Called Love - In The Morning - Can't Get You Out of My Head - Homeward Bound - Sweet Home Alabama - Kiss - Dancing Queen - Don't Cry For Me Argentina - RESPECT - Smoke Gets In Your Eyes - Daniel - Purple Rain - Somewhere






FRANZ FERDINAND


BERNSTEIN SONGBOOK

20

Universal Music Publishing Group Mechanical Performance Synchronization Other 204.9 114.8 39.1 12.6 CD / Cassette Sales Digital downloads Video Karaoke Ring Tones Mastertones TV, Radio, Cable Broadcasts Live Performances Film Performances Theatrical Performances Ring Tones Music in nightclubs, bars, sporting events, shops Print / Sheet Music Blackbox Rental Lyric Reprint (Hallmark) Graphic Novels Blank media levies Advertisements Motion Pictures Theatrical Trailers TV / Local Network / Cable Computer Games Home Video Toys, merchandise Multiple Revenue Streams

Diverse Exploitation Potential

50 Cent

Ringtones

- UMPG's 50 Cent named "Ringtone Artist of the Year"
- ITD Ringtone collections >$1m

Other

- Video game based on feature film
- Hero's of Hip Hop (Graphic Novel) and "Star Cards" (Hallmark)



Synchronization

- Starring in a feature film "Get Rich or Die Tryin'". Ten (10) songs being utilized in the film.
- Reebok commercial
- Various other songs licensed for film & TV use (e.g. Rock School, Shark Tale)

Source: UMPG

22

Universal Music Publishing Group Operating Results

Revenue Drivers Music Publishing is forecasted to grow at an average rate of ~4.6% through 2010, driven by: Digital Performance Synchronization Source: Enders Analysis (04-04), adjusted for UMG estimated actual revenue for CY2004 2000 2001 2002 2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 3629 3530 3565 3661 3827 3979 4197 4374 4608 4818 5014 US$ Millions

New Business Opportunities

Digital Downloads Mobile Subscriptions Existing Digital Initiatives Revenue from these businesses grew from essentially nothing in the first half of 2003 to over €100 million for the first half of 2005

Top 10 US Digital Tracks - week ending 9/04/05 DOWNLOADS US Digital Market share is 36.1% YTD. Existing Digital Initiatives Source: Nielsen SoundScan

MOBILE Top 10 US Mastertones - week ending 9/11/05* : UMG has sold over 25 million Mastertones in the US YTD Earned over €27 million from mobile products outside of the US in first half of 2005 * Source: Infospace Existing Digital Initiatives

SUBSCRIPTION SERVICES UMG revenue from subscriptions has grown at an 8% average monthly growth rate the past 12 months. Existing Digital Initiatives Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul 882 911 948 1024 1124 1211 1261 1369 1395 1478 1490 1535 Paid US Subscribers Source: UMG

Digital Model Revenue Manufacturing Distribution Royalties A&R Expenses Gross Margin Marketing Other Selling Expenses Overhead, G&A & Other EBITDA Amortization Depreciation Other Earnings From Operations Physical Costs avoided manufacturing and inventory costs physical distribution and returns handling Incremental Digital Costs digital A&R costs, mainly mobile digital production and distribution costs digital marketing and research technology costs Pricing UMG sets wholesale price Digital retailers set retail price Potential for revenue growth and improved margins

Existing digital businesses will be the engine of growth for the next several years New opportunities will emerge to monetize our assets and create new revenue streams A transformation is underway from a "record company" to a "music entertainment company" New Revenue Opportunities

Increasing pressure and generating revenue from legitimate usage of P2P Legitimizing Peer-to-Peer Key legal victories recently in the US, Australia, and Taiwan Technical countermeasures spur growth in legal alternatives Increased government support from countries around the world Convert cooperative networks via filtering Profit from rogue networks by tapping into scale Sale of downloads to P2P users Viral marketing Ad-supported models New Revenue Opportunities

UMG is positioned to benefit from the shift towards more targeted and measurable media, and take a piece of the $300 billion global advertising pie Music Videos Pioneered the monetization of music videos on-line (Yahoo!, MSN, AOL, etc.) Cable and satellite VOD tests very promising Audio New models rolling out in the next 6-12 months Tap into the enormous demand for free music, and generate revenue from those who can't or won't pay Ad-Supported Models New Revenue Opportunities

Podcasting An important new media distribution channel Talk / Spoken-word currently dominates podcasts No legal mechanism to access major music catalogs UMG working to establish a licensing structure for podcasting A potential competitor to broadcast radio and new revenue stream for UMG New Revenue Opportunities

IMF (International Music Feed) Distribution to just under 10 million homes New revenue share model for content owners amp'd Mobile Equity stake in music-focused MVNO UMG will license amp'd a broad array of content Aggressive management with strong track record (Boost Mobile) Developing New Businesses New Revenue Opportunities

UMG is in the business of creating global stars and brands. We are now beginning to expand our relationships with our artists and share in the multiple revenue streams that accrue from their success Expanding Relationships with Artists Pussycat Dolls Recorded music, touring, cosmetics, clothing, apparel, and other ventures 50 Cent Interscope Films, upcoming major motion picture "Get Rich or Die Tryin'" Video game in partnership with VU Games New Revenue Opportunities

We are evolving from a "record company" to a "music entertainment company." Sources of Revenue - 2001 CD Sales Film & TV Licensing Sources of Revenue - 2006+ CD Sales Film & TV Licensing Audio Downloads Subscriptions Satellite and interactive radio Mobile Videos (VOD, downloads, broadcast) Ad-supported models Expanded artist relationships ??? TBD The Transformation Is Underway

Financials

UMG Financial Summary

UMG Digital Revenue Source: UMG 2H 03 1H 04 2H 04 1H 05 Music 17.6 32.2 55.4 96.9 Music Publishing 2.3 3.4 3.9 6.4 € Millions

UMG Digital Revenue Revenue by Type 1st Half 2005 Source: UMG, Digital sales from recorded music only

UMG Digital Revenue On-Line by Territory 1st Half 2005 Mobile by Territory 1st Half 2005 Source: UMG, Digital sales from recorded music only

UMG Cash Flow

UMG Profit & Loss Account

Cost Comparison Note: 2003 US GAAP, 2004-2005 IFRS

Summary

Universal Music Group Highly profitable and a significant cash generator despite difficult business environment Deep pool of management talent and the ability to attract best professionals in the industry when necessary Cost base overhauled General cost reductions Major shift to outsourcing in manufacturing, distribution & IT Consistently breaking new artists and best in class at secondary exploitation of current and catalog repertoire Poised to maximize new business opportunities

Music Market Forecast 2004 2005E 2006E 2007E 2008E 2009E 2010E Physical 33614 33173 32510 31697 30905 29823 28779 Digital 350 875 2129 3645 5468 7519 9304 $ Millions Global Music Revenue - Retail Source: IFPI, Merrill Lynch Research

wildflower

Jamie
Cullum
Catching Tales


SUGABABES

I AM ME
ashlee simpson

Upcoming Release Schedule

VIVENDI UNIVERSAL

CY 2005

50 Cent OST
Avant
Bee Gees
Mary J. Blige
Blink 182
Sheryl Crow
Jamie Cullum
DMX
Eminem
Enrique Iglesias
Diana Krall
Reba McEntire
Nickelback
Ashlee Simpson
Sugababes
Texas
Stevie Wonder

CY 2006

Akon
Beck
Andrea Bocelli
Sheryl Crow
D-12
Daddy Yankee
Dr Dre
Eve
Stacy Ferguson
The Game
Godsmack
G-Unit
The Hives
Hoobastank
Jack Johnson
Kaiser Chiefs
Keane

Toby Keith
Diana Krall
The Killers
LL Cool J
Ludacris
Nelly
No Doubt
Puddle of Mudd
Razorlight
Snow Patrol
Scissor Sisters
Gwen Stefani
Sting
George Strait
Snoop Dogg
Sugarland
The Who

49

Universal Music Group Important Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that; UMG will not be able to obtain the regulatory, competition or other approvals necessary to complete certain transactions; UMG will be unable to further identify, develop and achieve success for new products, services and technologies; UMG will face increased competition and that the effect(s) on pricing, spending, third-party relationships and revenues of such competition will limit or reduce UMG's revenue and/or income; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov, www.amf-france.org or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements. Nielsen SoundScan Vivendi Universal cannot vouch for the accuracy of SoundScan data.

Important Notice: Investors are strongly urged to read the legal disclaimer at the end of this presentation Universal Music Group Investor Presentation October, 2005